June 4, 2015

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  William H. Thompson, Accounting Branch Chief

Re:        Liberty Interactive Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-33982

Dear Mr. Thompson:

Set forth below are responses to the comments contained in your letter to Gregory B. Maffei, President and Chief Executive Officer of Liberty Interactive Corporation (“Liberty” or the “Company”), dated May 27, 2015, regarding the Liberty Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”).  For your convenience, each of our responses below are preceded by the Staff’s comment. All section references refer to the corresponding sections of the Form 10-K unless otherwise noted, and all page references in our responses are to the pages in the Form 10-K.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Form 10-K.

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Notes to Consolidated Financial Statements

(10)  Debt, page II-60

1.

Comment: You state that QVC’s indebtedness does have certain restrictions on its ability to make dividends, loans or distributions to Liberty, but only upon default on the senior notes or an increase in the consolidated leverage ratio above the consolidated leverage ratio imposed by the senior secured notes and credit facility. Please tell us whether QVC would be in default of its credit facility if it paid an amount of dividends to Liberty resulting in the leverage ratio to exceed 3.25 to 1. If so, explain why the leverage ratio does not result in a portion of QVC’s net assets being considered restricted pursuant to Rule 4-08(e)(3) of Regulation S-X. In addition, please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of September 30, 2014 and how you computed the amount; (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (iii) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

- 2 -	June 4, 2015

Response:  QVC’s credit facility permits the payments of dividends to the Company as long as the payments do not trigger an event of default and QVC is not otherwise in default of its covenant obligations (such as the interest payment covenant). It is our understanding of Rule 4-08(e)(3) of Regulation S-X that only specific third party restrictions on the ability of subsidiaries to transfer funds to the parent are applicable in the determination of restricted net assets for disclosure purposes. In the QVC credit facility agreement, the Consolidated Leverage Ratio is defined as “the ratio of (a) Consolidated Total Debt on such day to (b) Consolidated EBITDA for the most recent four fiscal quarter period.”  We note that the Consolidated Leverage Ratio does not restrict future dividends as long as the Consolidated Leverage Ratio does not exceed the specified maximum. Because QVC was in compliance with the Consolidated Leverage Ratio and its other covenants at December 31, 2014 (as disclosed in the Company’s Form 10-K for the year then ended), there was no restriction on QVC’s ability to pay dividends to the Company and, hence, there was no restriction on QVC’s net assets, in each case, at December 31, 2014.  Moreover, under the QVC credit facility agreement, there are no requirements that QVC maintain a specific level of working capital, net tangible assets, or net asset levels, nor is there a requirement that QVC reinvest all of its earnings as long as QVC is in compliance with the Consolidated Leverage Ratio.

Additionally, we note that our equity in the undistributed earnings of investments accounted for by the equity method of accounting was in a negative position as of December 31, 2014. The amount was calculated based on aggregating our share of net earnings or loss of our equity method affiliates adjusting for dividends paid and any related income taxes provided.

Therefore, the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X and the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X are not required given that none of the thresholds set forth in such rules were exceeded.

Further, in order to provide additional clarity, we intend to disclose the definition of QVC’s Consolidated Leverage Ratio in future filings.

- 3 -	June 4, 2015

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We inform you that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (720) 875-4333.

Very truly yours,
/s/ Christopher W. Shean
Christopher W. Shean

cc:Renee L. Wilm – Baker Botts
H. Michael Keys - KPMG